Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report - September 2018

Mumbai, October 3, 2018: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic Sales & Export for September 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPT 2017	SEPT 2018	SEPT 2017	SEPT 2018	SEPT 2017	SEPT 2018
Micro	NANO	58	32	124	31	11	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	12505	11800	12114	12160	84	30
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	3808	5834	3322	5049	160	98
UV2	SAFARI, SUMO GRANDE, MOVUS	531	527	481	497	9	3
UV3	ARIA, HEXA	1301	662	1245	692	1	12
V1	VENTURE, MAGIC EXPRESS*	0	973	0	914	0	0
V2	ACE MAGIC, MAGIC IRIS*	534	1069	2048	1148	15	86
N1- A1	ACE, ACE EX, ACE Zip	8974	15318	10040	15071	978	689
N1- A2	Super ACE, TATA207, XENON, Winger DV	5127	3971	5569	4775	785	949
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	165	456	211	367	4	78
M2- A2	Winger 14 seats, SFC407, CityRide	217	349	202	248	27	16
N2- A1	SFC407, LPT407	1010	1459	1932	2054	207	130
N2- A2	SFC709, LPT709	1185	1743	490	521	165	245

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPT 2017	SEPT 2018	SEPT 2017	SEPT 2018	SEPT 2017	SEPT 2018
N2- A3	LPT9109	721	1280	764	1479	121	380
N2- A4	LPT1109	430	1542	1263	1411	248	432
M3- A2	LP709, SFC410, LP410	460	528	738	697	148	139
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	270	97	520	501	92	110
M3- C2	LPO1512, LPO1612, Starbus, Divo	570	571	644	744	223	114
N3- A1	LPT1613, LPK1616, SK1613	2742	4133	1739	1498	571	1328
N3- B1(a)	LPT2518, LPK2518	2081	3715	2422	4550	196	469
N3- B1(b)	LPT3118	4548	7341	4701	6543	34	5
N3- B2(b)	LPS3518. LPS3015, LPS3516	623	359	651	293	7	46
N3- B2(d)	LPS4018, LPS4023	1318	1447	1415	1355	41	29
N3- B2(e)	LPS4928	1373	2018	1330	2000	25	5
*Recategorized Magic Express in V1 from V2 earlier.

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.